-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES COMPLETION OF SALE OF APPROXIMATELY 12.8 MILLION PARTNER SHARES TO PARTNER FOR APPROXIMATELY $94 MILLION

Tel Aviv, April 20, 2005 – Elron Electronic Industries Ltd. (NASDAQ and TASE: ELRN) announced today the completion of the sale by Elron to Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) ("Partner") of approximately 12.8 million Partner shares for approximately $94 million as part of the sale together with Polar Communications Ltd., Eurocom Communications Ltd. and Matav Investments Ltd. of an aggregate of approximately 33.3 million Partner shares to Partner for an aggregate consideration of approximately $245 million. This followed the approval of the sale by the shareholders of Partner on April 12, 2005 and the exercise by Matav of its option to participate in the sale to Partner. The consideration for the shares was determined based on the maximum price per share as determined in the sale agreement in the amount of NIS32.22 (approximately $7.37).

As a result of the sale, Elron will record in the second quarter of 2005, an estimated gain, after tax, of approximately $35 million. Elron's beneficial holding in Partner after the sale to Partner will be approximately 2%, almost all of which is subject to transfer restrictions under Partner's communications license.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT software, semiconductors and advanced materials. For further information, visit
http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel: 972-3-607-5555
raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.